June 23, 2005



Room 4561

Peter K. Stevenson
President and Chief Executive Officer
Globix Corporation
139 Centre Street
New York, NY 10013

Re:	Globix Corporation
	Registration Statement on Form S-3
	Filed May 24, 2005
	File No. 333-125185

	Form 10-K for fiscal year ended September 30, 2005
Forms 10-Q for the fiscal quarters ended December 31, 2005 and March
31, 2005
	File No. 1-14168

Dear Mr. Stevenson:

	This is to advise you that we conducted a review of your disclosure provided in response to Items 307 and 308(c) of Regulation
S-K, disclosure concerning your selling shareholders, and the rights granted to purchase additional shares contained in your Securities Exchange Agreement. Based on this limited review of the referenced filings, we have the following comments. Where indicated, we think you should revise your documents in response to these comments.
If
you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.




Form S-3

Selling Holders, page 17
1. Please tell us the exemption from the registration requirements you relied upon with respect to the debt-for-equity exchange transactions that were conditions of the Neon merger. Tell us whether you believe that the requirements of Section 3(a)(9) were satisfied with respect to that exchange.
2. Please tell us the exemption you rely upon with respect to the offer and any sale of the shares that exchanging debt holders would have the right to acquire at $2.75 per share, if the registration statement for the shares issued in the exchange offer is not effective within 120 days after the Neon merger, or if the registration statement is not effective for more than ninety days in the aggregate during the first twelve months. Please expand the prospectus to clarify that the shares that might be issued pursuant to this arrangement are not being registered for resale in this registration statement.
3. We note disclosure for example, under footnote 3 and 10 to the selling holder table, that certain selling stockholders may be affiliates of broker-dealers. Please revise to identify unambiguously selling stockholders that are affiliates of broker-dealers.
4. In your cover letter you advise that none of the selling stockholders received their shares as compensation. We further note that Loeb Partners and Goldman Sachs are registered broker-dealers.
In your response letter, please describe how those registered broker-dealers acquired their shares. Unless a registered broker-dealer that is a selling stockholder acquired its shares as transaction-based compensation for investment banking services, it should be named as an underwriter. It appears you should revise to state that
Loeb Partners and Goldman Sachs are underwriters.













Plan of Distribution, page 21

Form 10-Q for the quarter ended March 31, 2005

Controls and Procedures, page 24
5. It appears there may have been changes in your internal controls over financial reporting during the relevant period. See Item 308(c)
of Regulation S-K.  Please advise us in this respect.  See also
Q.5
of Management`s Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, Frequently Asked Questions, as revised October 6, 2004.
6. Please revise to describe the events surrounding your reclassification of expenses including all material remedial actions.
Please include dates of corrective actions, if available and any material costs associated therewith. Please provide the same information for your process of integrating Neon. Finally, advise as to future actions that will be taken that may have an material effect on internal controls pursuant to your reclassification and your integration of Neon.

Form 10-Q for the quarter ended December 31, 2004

Controls and Procedures, page 17
7. We note disclosure in your Form 10-K that your disclosure controls and procedures were ineffective as of September 30, 2004. Stating that you reclassified payroll and occupancy costs, does not identify the deficiencies in your disclosure controls and procedures, nor does it explain what you did to address the deficiencies in the disclosure controls and procedures or why you conclude that the steps taken addressed the inadequacies.
8. You refer to reclassification of payroll and occupancy expenses as part of the disclosure provided pursuant to Item 308(c). It is unclear what, if any, changes in internal controls over financial reporting were implemented in connection with the reclassifications.
Additionally, as the reclassifications occurred in February, 2005 it is unclear whether any changes in internal controls over financial reporting took place in the quarter ended December 31, 2004. Changes in your financial statements do not appear to be changes in internal controls over financial reporting. Please advise.

      As appropriate, please amend your filings in response to these comments. With respect to the comments on the referenced periodic reports your response should be provided as soon as possible and not later than July 9, 2005. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	If you have any questions, please call Adam Halper, at (202) 551-3482. If you require additional assistance you may contact me, at (202) 551-3462 or in my absence Barbara C. Jacobs, Assistant
Director at, (202) 551-3730.

							Sincerely,


							Mark P. Shuman
							Branch Chief - Legal


cc: 	Bonnie J. Roe
	Day, Berry & Howard LLP
	875 Third Avenue
	New York, NY 10022
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Peter K. Stevenson
June 23, 2005
Globix Corporation
Page 5